OFFERING CIRCULAR

ITEM 3 SUMMARY AND RISK FACTORS

SUMMARY.
P/E Capital DAO LLC is a Wyoming limited liability company formed in 2022. The Company serves as the tokenization and ledger coordination layer within the AI.X PECADO ecosystem, supporting issuance, tracking, and sub-ledger structures for structured digital securities.

The AI.X PECADO public website describes the platform as infrastructure for tokenized real-world assets and identifies EMRL.D as a live emerald-linked token project within the ecosystem.

The Company is offering EMRL.D digital security tokens pursuant to Regulation A Tier 1. EMRL.D tokens are intended to provide investors with tokenized exposure to a structured emerald-linked real-world asset strategy through contractual rights defined exclusively by this Offering Circular, the Companys operating agreement, the subscription agreement, the token terms, and related asset documentation. Unless expressly provided in final legal documents, ownership of EMRL.D tokens does not constitute direct ownership of emerald gemstones, safe keeping receipts, vault assets, the AI.X PECADO platform, or equity interests in any affiliate or operating company.

The Company expects to use offering proceeds for acquisition, integration, validation, custody, insurance, and lifecycle management of emerald-linked assets and related documentation; technology, smart contract, compliance, audit, legal, valuation, and platform costs; marketing and investor relations; reserves; and general working capital. The Company may revise allocations based on actual offering proceeds, market conditions, legal requirements, and operational needs, subject to the disclosures in this Offering Circular.

RISK FACTORS. An investment in EMRL.D involves substantial risk. Investors should purchase EMRL.D only if they can afford a complete loss of their investment.
* Regulation A qualification risk: The offering statement may never be qualified by the SEC. Qualification is not an approval of the securities, the issuer, the token, the business plan, the emerald-linked strategy, or any valuation.
* Limited operating history: The Company has a limited operating history and may not be able to execute its business plan, acquire or validate emerald-linked assets, maintain custody arrangements, or generate revenue.
* Digital security classification risk: EMRL.D is being treated as a security. The Company, investors, intermediaries, wallets, exchanges, and service providers must comply with applicable securities laws, which may limit transferability and liquidity.
* No direct gemstone ownership unless expressly documented: Token holders may not have direct title, possession, redemption rights, security interests, or liquidation rights in any emeralds, SKRs, or related assets unless those rights are expressly granted in final binding documents.
* Valuation risk: Emeralds and colored gemstones are difficult to value. Valuations may vary materially based on grading, provenance, liquidity, methodology, market demand, appraisal assumptions, and the independence and qualifications of the valuation provider.
* SKR and documentation risk: Any safe keeping receipt, inventory record, appraisal, certificate, or custody report may be incomplete, inaccurate, disputed, unenforceable, or subject to defects in title or authenticity.
* Custody and insurance risk: The Company may rely on third-party custodians, vaults, carriers, insurers, auditors, and appraisers. Loss, theft, damage, fraud, insolvency, coverage exclusions, or operational failures may materially harm investors.
* Liquidity risk: There may be no active secondary market for EMRL.D. Any planned or anticipated centralized exchange, Alternative Trading System
  (ATS), Over the Counter (OTC), broker-dealer, or platform integration may not occur, may be delayed, or may be discontinued.
* Technology and smart contract risk: EMRL.D may depend on smart contracts, wallets, blockchain infrastructure, transfer restrictions, whitelisting, and sub-ledger reconciliation. Bugs, exploits, private-key losses, forks, chain outages, oracle failures, or administrative errors may cause losses.
* Regulatory risk: Digital asset securities, tokenized real-world assets, broker-dealer activity, transfer-agent functions, ATS activity, exchange activity, custody, Know Your Customer (KYC), Anti-Money Laundering (AML), sanctions, tax, and cross-border distribution remain subject to evolving regulation and enforcement.
* Related-party and conflict risk: The Company may transact with affiliates, managers, promoters, platform providers, tokenization providers, or operating partners. Conflicts may exist in valuation, allocation, asset acquisition, fees, platform use, and related-party compensation.
* Use-of-proceeds discretion: Management will have discretion over the use of proceeds and may reallocate proceeds among permitted purposes. Actual uses may differ from estimates.
* Market volatility risk: The market price of EMRL.D, if any, may fluctuate substantially and may not reflect the value of emerald-linked assets, issuer assets, issuer liabilities, token holder rights, or Company performance.
* Cybersecurity risk: The Company and service providers may be subject to phishing, malware, credential theft, ransomware, social engineering, smart contract attacks, and other cyber incidents.
* Investor eligibility and transfer restrictions: Investors may be required to satisfy KYC/AML, sanctions, investment-limit, jurisdictional, and wallet-whitelisting requirements. Tokens may be locked, frozen, refused, clawed back, or restricted under applicable law and token terms.
* Tax uncertainty: The tax treatment of EMRL.D, token transfers, distributions, redemptions, or asset-linked returns may be uncertain and may vary by investor jurisdiction.
* Bad actor and compliance risk: If any covered person is subject to Rule 262 disqualification or if required compliance procedures fail, the Company may lose the ability to rely on Regulation A or may face enforcement risk.
* Forward-looking statements risk: Statements concerning future listings, liquidity, token prices, asset values, partnerships, technology integrations, fundraising, or operations are forward-looking and may not occur.

ITEM 4 DILUTION

The Company does not currently anticipate material dilution to holders of the Tokens offered pursuant to this Offering Circular based on the Companys current capitalization and token allocation structure.

Any future issuance of additional securities or Tokens will be conducted in compliance with applicable law and the Companys governing documents and may result in dilution to existing holders.
ITEM 5 PLAN OF DISTRIBUTION

The Company intends to conduct the offering on a best-efforts basis directly and/or through one or more registered broker-dealers, placement agents, funding partners, or other legally permitted intermediaries, if engaged. No underwriter has been engaged as of this draft. The Company will not accept subscriptions until the offering statement is qualified by the SEC. The Company may conduct investor education and testing-the-waters activity only in compliance with Regulation A legends and related requirements.

Investors must complete onboarding, KYC/AML, Office of Foreign Assets Control
(OFAC) screening, investor questionnaires, subscription documentation, and wallet verification before any EMRL.D tokens are issued. The Company may reject any subscription in whole or in part. Investor funds may be held in escrow if a minimum offering amount or closing condition is adopted. If there is no minimum offering amount, the Company may conduct rolling closings after qualification and acceptance of subscriptions.

The Company may compensate broker-dealers, placement agents, finders, promoters, marketing providers, technology providers, or other persons only as permitted by law and only as fully disclosed. Any FINRA clearance required for underwriting or broker-dealer compensation must be completed before sales commence.

ITEM 6 USE OF PROCEEDS

The Company expects to use net proceeds for the following purposes. Actual allocations will depend on the amount raised, timing of closings, availability of emerald-linked assets, legal requirements, service-provider costs, market conditions, and operating needs.

Use of Proceeds Category & Estimated Allocation
* Strategic Partner - 40%
Allocated under a strategic Safe Keeping Receipt (SKR)-backed buy-call arrangement at $1.00 per token, supported by approximately $90 million in gemstone-related asset backing, potentially creating up to a $40 million obligation to the Special Purpose Vehicle (SPV) upon exercise.

*EMRL.D S.A.S. - 20%
Emerald Sociedad por Acciones Simplificada (Simplified Stock Company), a Colombian subsidiary for direct emerald sourcing from artisanal miners

*Managers - 15%
Stock options and performance incentives, subject to board approval

*Treasury - 15%
Reserved for liquidity operations, non-discretionary (cannot be touched)

*Market Access & Development- 10%
General operating expenses and partnerships, reserves, administrative costs, market listings, and contingencies.

The Company reserves the right to change the use of proceeds within the categories disclosed above. No material portion of proceeds will be used to compensate officers, directors, managers, affiliates, or related parties unless specifically disclosed in this Offering Circular and approved under the Companys conflict-of-interest procedures.

ITEM 7 DESCRIPTION OF BUSINESS

P/E Capital DAO LLC is a Wyoming limited liability company formed in 2022. The Companys business is to support tokenization and ledger coordination for structured digital securities within the AI.X PECADO ecosystem.

The AI.X PECADO platform publicly describes itself as infrastructure for tokenized real-world assets, supporting asset origination, token structuring, private access, market integration where applicable, and lifecycle management.

The Companys initial focus is EMRL.D, an emerald-linked digital security token project. EMRL.D is designed to provide a structured investment pathway connected to certified gemstone references and real-world asset frameworks. The Company expects to coordinate asset documentation, verification, token issuance, holder records, reporting, and transfer controls for EMRL.D. The Company may work with operating partners, gemstone suppliers, appraisers, custodians, tokenization providers, market-access providers, and compliance providers.

The Company is not a registered broker-dealer, investment adviser, national securities exchange, or alternative trading system unless specifically disclosed in an amendment. The Company does not intend to provide investment advice. Any broker-dealer, ATS, exchange, transfer-agent, or investment-advisory functions will be performed only by properly registered or exempt persons, as applicable.

ITEM 8 DESCRIPTION OF PROPERTY

The Companys principal office is located at 680 S Cache Street, Suite 100-7414, Jackson, Wyoming 83001. The Company may not own material physical property other than digital records, contractual rights, intellectual property, tokenization records, and assets acquired or integrated in connection with EMRL.D. Any emerald gemstones, SKRs, custody arrangements, vault locations, insurance policies, or related asset documentation must be described in a future amendment after confirmation by management, counsel, custodian, and appraiser.

ITEM 9 MANAGEMENTS DISCUSSION AND ANALYSIS

The Company is in an early stage of operations and expects to incur significant expenses related to legal compliance, audit, token infrastructure, asset documentation, custody, valuation, cybersecurity, investor onboarding, and platform integration. The Companys ability to continue operations will depend on proceeds from this offering, private financing, affiliate support, revenue from tokenization services, or other capital sources. The Company has not yet inserted audited financial statements into this draft; the MD&A must be updated after financial statements are complete.

Liquidity and capital resources. The Company expects to use offering proceeds to fund operations and EMRL.D asset strategy. If the Company raises less than the maximum offering amount, it may delay asset acquisition, reduce technology development, defer marketing, negotiate lower-cost service arrangements, or seek additional financing. There can be no assurance that additional financing will be available on acceptable terms.

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name: Virgilio Ibones
Position: Chief Operating Officer
Term: April 4, 2025

Name: Khalil Lahimer
Position: Project Director
Term: April 4, 2025

Name: Paul Anthony Cervania
Position: Project Director
Term: April 4, 2025

Name: Luis Miguel Marin
Position: Marketing Director
Term: January 22, 2026

Name: Fernando Figueroa
Position: Technology Officer
Term: January 8, 2026

Name: Eliseo Jojo Prisno
Position: Project Advisor
Term: April 4, 2025

Name: Wilson Davis
Position: Project Advisor
Term: April 4, 2025

Name: Candy Prisno
Position: Managing Director
Term: April 4, 2025

Name: Johanna Mirpuri
Position: Brand Architect
Term: April 22, 2026

Name: Abegail Joy Cervania
Position: Client Relations Officer
Term: April 4, 2025

The following information regarding the Companys directors, officers, and significant employees as of the date of this Offering Circular.

Management is responsible for the overall strategic direction, operational oversight, regulatory compliance, business development, tokenization initiatives, and platform infrastructure of the Company.

The Companys directors, officers, and key personnel possess experience in digital assets, blockchain infrastructure, real-world asset tokenization, investment advisory services, strategic business development, and alternative asset markets.


ITEM 11 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company compensates its directors, officers, managers, consultants, and significant employees through a combination of token allocations, as determined by management and approved in accordance with the Companys governing documents.

As of the date of this Offering Circular, certain officers and managers may receive limited or no cash compensation while the Company remains in its development stage. The Company may, in the future, provide compensation through salaries, bonuses, profit-sharing arrangements, token incentives, equity participation, reimbursement of expenses, or other forms of compensation.
The Company may also enter into consulting, advisory, strategic partnership, or management agreements with related parties or affiliates in connection with its business operations, tokenization initiatives, technology infrastructure, regulatory compliance, and asset management activities.

As compensation for services rendered to the Company and its affiliated operations, each individual identified under Item 10 received an allocation of One Hundred Thousand (100,000) EMRL.D tokens. Based on the stated offering price of the securities, each allocation had an aggregate value of approximately Two Hundred Thousand Dollars (US$200,000). No cash or other form of monetary compensation was paid, except for the foregoing EMRL.D token allocations.

All compensation arrangements are subject to applicable law, contractual agreements, and approval by management.


ITEM 12 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Each person identified under Item 10 beneficially owns One Hundred Thousand (100,000) EMRL.D tokens, constituting a class of securities issued by the Company. Each such holder beneficially owns approximately 0.1% of the outstanding securities prior to the offering and is expected to beneficially own approximately 0.1% following the maximum offering amount contemplated herein.

Beneficial ownership is determined in accordance with applicable SEC rules and generally includes voting power and/or investment power with respect to the securities held.

Unless otherwise indicated, the Company believes that each person identified in the table possesses sole voting and investment power with respect to the securities beneficially owned by such person, subject to applicable community property laws and contractual arrangements.


ITEM 13 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company may engage in transactions and strategic arrangements with affiliated entities, related parties, management personnel, and third-party service providers in connection with its business operations, tokenization initiatives, fundraising activities, platform infrastructure, market development, and real-world asset strategies.

Such arrangements may include:
* use of the AI.X PECADO Swap Portal infrastructure,
* relationships involving P/E Capital Investments South East Asia (SEA) Private Limited,
* tokenization and operational support provided by P/E Capital DAO LLC,
* fundraising, compliance, or strategic support arrangements involving
  CapexFund,
* operating or sourcing arrangements with Emerald S.A.S. and Colombian gemstone-related operations,
* gemstone SKR and buy-call arrangements involving the Cahero Family Group,
* strategic market-access, listing, blockchain, wallet, pricing, analytics, or integration relationships involving platforms such as BitMart, MEXC, LBank, Polygon, MetaMask, and CoinGecko,
* Thailand-related initiatives involving Finstable Holdings Co., Ltd. and/or FForward,
* management, treasury, advisor, or strategic token allocations,
* SPV or team token repurchase arrangements,
* and compensation or reimbursement arrangements involving affiliates, consultants, advisors, or related parties.

The Company intends to disclose material related-party transactions and conflicts of interest in accordance with applicable securities laws and SEC disclosure requirements.

ITEM 14 SECURITIES BEING OFFERED

EMRL.D tokens are digital securities. Each EMRL.D token represents the contractual rights described in the Token Terms, subscription agreement, operating agreement, and this Offering Circular. The final legal structure must state whether EMRL.D is debt, equity, revenue participation, profit participation, membership interest, beneficial interest, contractual claim, asset-linked note, or another permissible security type under Regulation A. Until counsel confirms the final classification, this draft refers to EMRL.D as a digital security token and contractual investment right.
TOKEN HOLDER RIGHTS. Holders of the Tokens shall possess enforceable contractual rights associated with their ownership interests in the SPV, as set forth in the Companys governing documents, token terms, subscription agreements, and related offering materials.
Such rights may include:
* economic and beneficial ownership interests associated with the SPV,
* rights to participate in matters submitted for token holder voting, where applicable,
* access to certain disclosures, reports, and information provided by the Company,
* and other rights expressly granted under the governing agreements and applicable law.
Token holders voting rights, if any, shall be limited to the matters specifically authorized by the Companys governing documents, operating agreements, or applicable contractual arrangements.
Except as expressly provided, ownership of the Tokens does not constitute direct ownership, possession, or title to specific underlying gemstone assets or physical property held, managed, or referenced by the SPV.

RESTRICTIONS. EMRL.D tokens may only be issued to approved investors and may be subject to transfer restrictions, lockups, whitelisting, KYC/AML, jurisdictional limitations, securities-law restrictions, smart contract restrictions, and registry reconciliation. The Company may refuse, reverse, freeze, or restrict transfers where required or permitted by law and token terms. No guarantee of liquidity. The Company may seek integrations with OTC pathways, centralized exchanges, ATSs, broker-dealers, or other liquidity venues. No listing, trading market, bid support, price support, or liquidity is guaranteed.